UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On January 23, 2024, the Company entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors (the “Investors”). On January 24, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the CNPAs. The aggregate original principal amount of the Notes is $9,500,000.00.

The Notes were offered in a registered direct offering and registered under the Securities Act pursuant to a prospectus supplement to an existing effective shelf registration statement of the Company.

The Note has a term of twenty-four (24) months commencing on January 24, 2024. The Notes carry an aggregate original issue discount of $760,000. The Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

Subject to a Ownership Limitation (defined below), each Investor has the right to elect to convert all or a portion of the outstanding balance under the Note into ordinary shares of the Company pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the twenty (20) trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction.

Ownership Limitation: The Company may at it option decline to effect any conversion of the outstanding balance under the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of shares outstanding on such date

Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to 10% per annum. In the event of a default, Investors will continue to have the right to make conversions until such time the outstanding balance is paid in full.

The Registrant will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the CNPAs and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the CNPAs and the Note, which are attached hereto as Exhibits 99.1 and 99.2. The prospectus supplement relating to the Offering is filed on the SEC’s web site at http://www.sec.gov.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 as amended (File No. 333-274650), filed with the Commission on October 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: January 24, 2024

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples & Calder (Hong Kong) LLP
99.1	Convertible Note Purchase Agreement
99.2	Convertible Promissory Note

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